[Letterhead of WLRK]

March 25, 2015

VIA HAND DELIVERY AND EDGAR

Ms. Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Energizer SpinCo, Inc.

Registration Statement on Form 10

Filed February 6, 2015

File No. 001-36837

Dear Ms. Ravitz:

On behalf of our client, Energizer SpinCo, Inc. (the “Company” or “SpinCo”), which is currently a wholly owned subsidiary of Energizer Holdings, Inc. (“ParentCo”), we are providing the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated March 5, 2015, with respect to the filing referenced above.

This letter and Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form 10 (File No. 001-36837) (the “Registration Statement”) are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with six copies of Amendment No. 1 marked to indicate changes from the version of the Registration Statement filed on February 6, 2015.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1. All references to page numbers in these responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) in the marked version of Amendment No. 1.

Item 15. Financial Statements and Exhibits

1.	Please include the agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request. See Item 601(b)(2) of Regulation S-K.

Response: The Company agrees to furnish supplementally a copy of any omitted schedule to the Commission upon request, and will include a statement of this agreement in a footnote to each document listed on the exhibit list in Item 15 of the Registration Statement for which schedules have been omitted at the time each such document is filed.

Ms. Amanda Ravitz

U.S. Securities and Exchange Commission

March 25, 2015

Exhibit 99.1

Our Company, page 7

2.	While we note your disclosure that SpinCo. will sell certain household products, please briefly describe the categories of products that will remain with ParentCo. and the relative size of the product portfolios. Make similar revisions in the Business section beginning at page 50.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 10-11 and 56 of Amendment No. 1 to the Information Statement.

Summary of Risk factors, page 11

3.	We note the summary disclosure of your strengths and strategies on page 10. Rather than providing an extensive list of the risk factors that appear in the Risk Factors section, as you do on pages 11-13 of the registration statement, please revise to provide summary disclosure of the most significant weaknesses and challenges that you face. The disclosure should be of equal prominence and in similar form to the disclosure provided on page 10.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 13-14 of Amendment No. 1 to the Information Statement.

Reasons for the Separation, page 13

4.	We note the negative factors considered by the board as discussed on page 14. Please tell us whether the board considered the risk that the combined trading price of ParentCo. and SpinCo. after the spin-off may be lower than the price of ParentCo.’s stock prior to the spin-off.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 16 and 39-40 of Amendment No. 1 to the Information Statement.

Summary Historical and Unaudited Pro Forma Condensed Combined Financial Data, page 16

5.	In the first paragraph on page 16, you refer to the summary combined balance sheet data as of September 30, 2012. However, we do not see such information being disclosed in the table on page 17. Please revise to either add the information to which you refer or to delete the reference.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 18 of Amendment No. 1 to the Information Statement to remove the reference to summary combined balance sheet data as of September 30, 2012.

Ms. Amanda Ravitz

U.S. Securities and Exchange Commission

March 25, 2015

6.	We note that here and on page 48 that you use captions for the statement of operations items presented that are different from the audited statement on page F-3. Please revise the filing to use statement of operations captions that are consistent throughout.

Response: In response to the Staff’s comment, the Company has revised the captions for the statement of operations items presented on pages 18 and 51 of Amendment No. 1 to the Information Statement, in order to align with the captions used within the audited statements on page F-3.

7.	Please tell us the nature of the item “Total Segment EBITDA” and whether this is a non-GAAP measure under
Item 10(e) of Regulation S-K. If so, please revise to provide the disclosures and reconciliations required by Item 10(e) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has included the caption “Total Segment EBITDA” within its “Summary Historical and Unaudited Pro Forma Combined Financial Data” to provide an additional measure of its operating performance on a total segment basis, which excluded the effect of certain corporate functions not allocated to segment profit. The Company respectfully submits to the Staff that the Company’s past view has been that the isolation of total segment earnings might have been supplementally helpful to shareholders in understanding the historical performance of ParentCo’s operating segments. In light of the Staff’s comment, the Company has further considered the meaningfulness of this measure to investors and concluded it was not overly helpful to investors. Therefore, the Company has modified this presentation by removing the subtotal “Total Segment EBITDA” from page 18 of Amendment No. 1 to the Information Statement.

We may not be able to engage in desirable strategic…, page 29

8.	Please revise to clarify the nature and extent of the prohibitions you reference here so that investors will have a better understanding of the potential effects they may have on you following completion of the spin-off. For example, clarify the “certain” thresholds, equity issuances, open-market transactions and businesses to which you refer. Ensure your disclosure beginning on page 70 addresses any material limitations these prohibitions may have on your liquidity and capital resources.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 30, 73 and 81 of Amendment No. 1 to the Information Statement.

We expect to incur both one-time and ongoing material costs…, page 30

9.	Please revise to quantify the one-time and ongoing material costs you expect to incur as a result of the separation.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 15-16, 31 and 39 of Amendment No. 1 to the Information Statement.

Ms. Amanda Ravitz

U.S. Securities and Exchange Commission

March 25, 2015

Transfer or assignment to us of certain contracts and other assets…, page 31

10.	Please revise to clarify the nature and extent of your obligations relating to the contracts and “other assets” to which you refer. Specifically address how those contracts or assets currently impact your business and the impact from any failure to obtain the consents to which you refer. Likewise, if, as you note, contracts are modified or used as leverage in negotiating with you, please describe the modification and change in your business that results. Further, if you do not intend to obtain consent from contractual counterparties creating the risk you note of them bringing claims, disclose the nature of the assets transferred and terms of the commercial arrangement that were transferred without their consent, and the potential impact to you if their claims are upheld.

Response: In response to the Staff’s comments, the Company has revised its disclosure on page 32 of Amendment No. 1 to the Information Statement.

Capitalization, page 44

11.	Since the amount of your cash and cash equivalents is not part of your capitalization, please revise to present separate and distinct totals for cash and cash equivalents and for your capitalization. Please do not combine the amount of cash and cash equivalents in the total amount for your capitalization.

Response: In response to the Staff’s comments, the Company has revised the capitalization table on page 46 of Amendment No. 1 to the Information Statement to present separate and distinct totals for cash and cash equivalents and for SpinCo’s capitalization and to remove the amount of cash and cash equivalents from the total amount for SpinCo’s capitalization. The Company has also updated the document throughout to remove references to cash equivalents for SpinCo, as there are not any cash equivalents allocated to SpinCo. Please refer to the Company’s response to Comment No. 30 of this letter below for additional information on the Company’s cash and cash equivalents.

Unaudited Pro Forma Condensed Combined Financial Statements, page 47

12.	We note the last sentence of the second paragraph on page 47. Please tell us the nature of the incremental costs and expenses associated with operating as a standalone company and how you determined those costs.

Response: The Company respectfully submits to the Staff that it expects that its incremental costs of operating as a standalone company will relate primarily to interest expense, as well as corporate expenses such as tax, accounting, treasury, legal, investor relations, insurance and other similar expenses that are currently incurred by ParentCo and of which SpinCo was allocated a portion of the expense. The Company hereby informs the Staff that, at this time, it is not practicable to estimate costs that would have been incurred had SpinCo been a standalone company during the periods presented. As the design of its standalone operations and shared functions continues to be defined, the Company will disclose its estimated costs to operate as a standalone company to the extent material when that estimation becomes practicable. The Company has added a clarifying disclosure on page 49 of Amendment No. 1 to the Information Statement to indicate this.

Ms. Amanda Ravitz

U.S. Securities and Exchange Commission

March 25, 2015

13.	On page 31 you state that the transfer or assignment to the company of certain contracts and other assets requires the consent of a third party. Please tell us how you considered this in your financial statements and pro forma presentation.

Response: The Company respectfully submits to the Staff that it included the risk factor referenced by the Staff to inform its investors of the potential that the separation of certain contracts and assets may require the consent of third parties and those third parties may not be willing to enter into separate arrangements with both ParentCo and SpinCo on similar economic terms and conditions, which could result in higher costs to the Company. While the Company believes this is an important risk for investors to consider, SpinCo is currently not aware of any circumstances where either company will incur substantial incremental costs as a result of obtaining third party consents and amended agreements upon separation. It is the Company’s current view that any such consent to amended agreements with third parties will be obtained on similar economic terms and conditions to those enjoyed by ParentCo. Accordingly, the Company does not believe a pro forma adjustment to reflect any incremental cost is necessary. In addition, the Company does not believe the potential requirement for third party consents or the terms of any such amended agreements to separate certain contracts have any impact on the financial statements of SpinCo.

Our Products, page 51

14.	Please provide the revenue by product class disclosure required by Regulation S-K Item 101(c)(1)(i).

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 10 and 56 of Amendment No. 1 to the Information Statement.

Our Strategies, page 53

15.	Please clarify how you will accomplish the strategies in the first two bullets given the disclosure on pages 24 and 26 that you intend to shift towards distribution arrangements rather than direct sales.

Response: The Company respectfully submits to the Staff that the Company does not expect that the shift toward distribution arrangements and away from direct sales will have a material impact on the Company’s ability to meet its strategic goals, as such distribution arrangements are not currently anticipated to account for more than 10% of the Company’s total fiscal 2014 sales following the separation. In response to the Staff’s comment, the Company has revised its disclosure on pages 12 and 57-59 of Amendment No. 1 to the Information Statement.

Ms. Amanda Ravitz

U.S. Securities and Exchange Commission

March 25, 2015

Our Industry, page 53

16.	Please describe the expected changes to your business in this and following section, after completion of the distribution. We note, for example, the intended increase in distributors and wholesalers noted on pages 24 and 26. Please also describe and quantify the decrease in operations in regions with low cost competitors noted on those pages.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 58-59 of Amendment No. 1 to the Information Statement.

Fiscal 2014 Summary, page 60

17.	In the third bullet point on page 60 you present a non-GAAP measure of the increase in SG&A adjusted for “nonrecurring or unusual items” as a percentage of net sales. Elsewhere, you indicate that the nonrecurring or unusual items are restructuring costs, but we note that you have recorded restructuring costs in each of the last three fiscal years. Item 10(e)(1)(ii) of Regulation S-K prohibits adjusting a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Please explain why you believe these adjustments are non-recurring in nature or revise similar presentations in the amendment to refrain from characterizing these adjustments as “non-recurring.” Please refer to question 102.03 of our Non-GAAP Financial Measures Compliance and Disclosure Interpretation, available at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response: In response to the Staff’s comment, the Company has modified its disclosure on page 64 of Amendment No. 1 to the Information Statement related to any separation-related and restructuring charges within its Fiscal 2014 Summary, in order to avoid implying that such charges are nonrecurring. While the Company believes that its restructuring charges are appropriate items to adjust for in the discussion of its earnings, it agrees that they should not be characterized as non-recurring based on the multiple years in which it has recorded charges related to its restructuring programs.

18.	In addition, please revise similar presentations of this measure to provide the disclosures and reconciliations required by Item 10(e) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the description of the separation-related and restructuring charges on page 64 of Amendment No. 1 to the Information Statement to avoid implying that such charges are nonrecurring or unusual in nature. The Company believes the information on page 62 complies with the requirements of
Item 10(e) of Regulation S-K. The disclosure discusses the changes in GAAP SG&A first to provide the most prominence to such disclosure. The Company believes that the description of the non-GAAP SG&A measure is sufficient to allow the reader to understand the items that have been adjusted. The quantification of those items is included on page 67 of Amendment No. 1 to the Information Statement. The reasons the Company believes this non-GAAP measure is beneficial to the reader

Ms. Amanda Ravitz

U.S. Securities and Exchange Commission

March 25, 2015

of the registration statement are included in the disclosures on page 62 in the section “Non-GAAP Financial Measures.” The Company believes such disclosures are sufficient to allow a reader to clearly understand the nature and amount of the adjustments to arrive at the non-GAAP measure. Additionally, the Company believes that the reconciliation between the adjusted SG&A amount and SG&A as presented on the income statement is readily apparent based on the disclosures the Company has provided. The Company respectfully informs the Staff that its primary intent in presenting an adjusted SG&A amount is to explain to the reader the movements in the Company’s SG&A costs as opposed to providing a non-GAAP measure.

Financial Results, page 62

19.	Please revise to clarify the underlying causes of the disclosed changes to your consolidated and segment operating results and quantify the extent of the change. For example, when you attribute a change to “organic sales,” clarify the extent the change was attributable to changes in price/volume. Does your reference to “loss of distribution” mean that you lost shelf space at a retailer? Also clarify the reference to “continued household battery category declines.” For example, do you mean the “declining volume trend” attributable to more devices using built-in rechargeable systems, as noted on page 19?

Response: In response to the Staff’s comment, the Company has revised its “Financial Results” section on pages 66-67 of Amendment No. 1 to the Information Statement to add further detail related to the underlying causes of the disclosed changes to its consolidated and segment operating results, including quantification of such changes.

Liquidity and Capital resources, page 70

20.	You disclose that your unrepatriated cash balances are generally available without legal restrictions to fund ordinary business operations. Please explain to us how you are able to access the cash for ordinary operations without repatriation.

Response: The Company has provided disclosures on pages 73-74 and 80-81 of Amendment No. 1 to the Information Statement with respect to the location of its cash balances, its permanently reinvested earnings conclusions in those geographical locations, and the impact of those conclusions on its worldwide liquidity. As disclosed, the Company considers earnings and the related cash balances to be permanently reinvested in many of the countries where it operates around the world. In making those conclusions, the Company carefully considers the cash flow and liquidity needs of its business, including its operations in each applicable country as well as in the U.S. Specific to its U.S. operations, and as disclosed, the Company believes it has sufficient available liquidity through cash flows from operations it generates in the U.S. as well as the access it has to earnings and cash in countries it does not consider to be permanently reinvested and its credit facilities (including credit facilities that SpinCo is expected to execute in the future). In the specific disclosure the Staff referenced in this comment, the Company’s intent was to inform a reader in the context of describing its worldwide liquidity profile that while the majority of its cash relates to earnings in countries it considers to be permanently reinvested, if necessary it could access those cash balances without legal restriction outside of those countries and in the U.S. if necessary to fund its operational needs. The Company has no intention or plans

Ms. Amanda Ravitz

U.S. Securities and Exchange Commission

March 25, 2015

to do so consistent with its permanently reinvested earnings assertion. However, in the Company’s view the disclosure is important so a reader understands liquidity available to the Company that it could access if necessary.

Contractual Obligations, page 71

21.	We note that the information is presented as of September 30, 2014 and your disclosure indicates that you will incur a material amount of debt and other obligations in connection with the separation and distribution. When the nature, extent and amount of such obligations are known, please revise this section to disclose material changes in the amounts and nature of the obligations currently presented.

Response: The Company hereby confirms to the Staff that it will include additional information in subsequent amendments to the Registration Statement when it becomes known. In addition, the Capitalization Table on page 46 of Amendment No. 1 to the Information Statement will show the amount of material debt and other obligations once known.

22.	With respect to your purchase obligations, we note the discussion of the types of purchase obligations not included in the table in the paragraph following the table. Please tell us how you considered the definition of purchase obligations in Item 303(a)(5)(ii)(D) of Regulation S-K.

Response: The Company respectfully advises the Staff that certain arrangements have been excluded from its contractual obligations table, as they represent purchase orders at fair value. The Company confirms that any binding contracts which meet the definition of a purchase obligation pursuant to Regulation S-K Item 303(a)(5) have been included in the contractual obligations table. The Company has revised its discussion on page 82 of Amendment No. 1 to the Information Statement to clarify the nature of the excluded arrangements.

Market Risk Sensitive Instruments and Positions, page 71

23.	On page 71 you refer to market risks related to interest rates and stock price but we note no discussion of these risks on page 72. Please explain how you considered these risks in your disclosures under Item 305 of Regulation S-K.

Response: In response to the Staff’s Comment, the Company has revised its discussion of risks on page 82 to Amendment No. 1 of the Information Statement. The Company has removed the discussion of interest rates and stock prices as a potential risk, as the Company views these as likely having only a remote and immaterial effect on the combined financial statements and SpinCo’s financial position.

Critical Accounting Policies, page 73

24.

On page 73 you refer to critical accounting policies related to pension and postretirement benefit costs, future cash flows associated with impairment testing of goodwill and other long-lived assets, creditworthiness of customers, uncertain tax positions, and legal and

Ms. Amanda Ravitz

U.S. Securities and Exchange Commission

March 25, 2015

environmental matters but we note no discussion of the estimates and assumptions used in preparing the financial statement amounts on pages 73 through 75. Please explain how you considered these critical accounting policies in your disclosures.

Response: The Company respectfully advises the Staff that its intent with this disclosure was to provide a reader in the introductory paragraph with perspective on the critical accounting policies of ParentCo and then to provide a full discussion of only those critical accounting policies and estimates the Company deemed significant to the preparation of the SpinCo combined financial statements. The critical accounting policies referred to on pages 84-86 of Amendment No. 1 to the Information Statement were applied by ParentCo in accounting for costs of certain shared functions and were considered in allocating a portion of such costs to SpinCo for inclusion in the combined financial statements. Because of this, and while those ParentCo accounting policies do have an effect on the combined financial position and results of operations, the Company does not believe they represent critical accounting policies. However, in response to the Staff’s comment and to enhance the clarity of the Company’s disclosures in this area, the Company has removed the reference to pension and postretirement benefit costs, future cash flows associated with impairment testing of goodwill and other long-lived assets, creditworthiness of customers, uncertain tax positions, and legal and environmental matters in the critical accounting policies section on page 85 of Amendment No. 1 to the Information Statement.

Basis of Presentation, page 73

25.	Please tell us why you refer to the New Energizer account allocations as initial in the third sentence of the paragraph. Tell us why the allocation is initial and when you expect to finalize the amounts.

Response: The Company respectfully advises the Staff that its reference to initial account allocations was describing allocations previously reported by ParentCo for purposes of segment reporting within ParentCo’s consolidated financial statements. The reference was meant to provide additional clarity to shareholders related to the historical basis upon which SpinCo’s combined financial statements were prepared. In response to the Staff’s comment, the Company has revised these discussions on pages 85 and F-7 of Amendment No. 1 to the Information Statement to remove references to “initial” allocations.

Executive Compensation, page 85

26.	Please describe the effect of the conversion referenced in the first full paragraph on page 121 on awards held by your named executive officers, including any changes to the amounts of the awards and the applicable performance criteria. Provide similar disclosure regarding any outstanding non-equity awards.

Response: The Company respectfully refers the Staff to the disclosure in the second full paragraph on page 131 of Amendment No. 1 to the Information Statement, which states that restricted stock equivalent awards held by employees who will be employed by SpinCo following the separation (which includes the named executive officers of SpinCo) will be adjusted in a manner designed to preserve the aggregate value of the converted awards immediately before and immediately after

Ms. Amanda Ravitz

U.S. Securities and Exchange Commission

March 25, 2015

the distribution. Because the relative values of ParentCo common stock and SpinCo common stock are not currently determinable by SpinCo, the Company respectfully advises the Staff that it is currently unable to calculate the amount of restricted stock equivalent awards that will be issued in connection with the separation. In addition, SpinCo has not yet determined how performance criteria applicable to restricted stock equivalent awards will be adjusted in connection with the separation but will provide additional information in subsequent amendments to the Registration Statement when it becomes known. In response to the Staff’s comment, the Company has revised the disclosure on pages 41 and 131 of Amendment No. 1 to the Information Statement.

The Company respectfully advises the Staff that it does not anticipate making any adjustments to the size of non-equity incentive opportunities attributable to periods prior to the separation that are provided to the named executive officers of SpinCo as a result of the separation. In response to the Staff’s comment, the Company has revised the disclosure on page 131 of Amendment No. 1 to the Information Statement. In addition, the Company respectfully advises the Staff that any adjustments to performance criteria applicable to its non-equity incentive compensation or the size of non-equity incentive opportunities attributable to periods following the separation will be determined by the board of directors or compensation committee of SpinCo following the separation.

Potential Payments Upon Termination or Change in Control, page 110

27.	With a view toward clarified disclosure, please tell us whether completion of the separation and distribution will trigger accelerated vesting or otherwise entitle your named executive officers to payments under the plans or agreements you mention in this section, or under the deferred compensation or executive savings investment plans noted on pages 107 and 108. Quantify the amounts if possible.

Response: The Company respectfully advises the Staff that the completion of the separation and distribution, in and of itself, will trigger accelerated vesting or otherwise entitle the named executive officers of SpinCo to payments or benefits under only the Strategic Transaction Incentive Agreements for Mr. LaVigne and Mr. Hamm. The agreements provide that upon the completion of the separation, Mr. LaVigne and Mr. Hamm will be entitled to receive a special cash bonus equal to $660,000 and $301,600 respectively, provided that each of them completes performance objectives related to leadership of the execution of the separation. In response to the Staff’s comment, the Company has revised its disclosure on page 125 of Amendment No. 1 to the Information Statement.

Transition Services Agreement, page 120

28.	Please revise to clarify what you mean by “a predetermined profit equal to a mark-up of such out-of-pocket expenses.” Add any appropriate disclosure, such as in the sections beginning on pages 18 and 58, describing the anticipated effects, if material, on your operations after the separation and distribution.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 130 of Amendment No. 1 to the Information Statement. The Company is still determining the nature and extent of the services that will be provided under the Transition Services Agreement, and will update this disclosure in subsequent amendments to the Registration Statement when more detail becomes known.

Ms. Amanda Ravitz

U.S. Securities and Exchange Commission

March 25, 2015

Supermajority Voting Requirements, page 131

29.	Please reconcile the 85% voting threshold disclosed here with the two-thirds threshold disclosed on pages 33 and 132. Also, with a view toward clarified disclosure, please tell us the reason the phrase “majority of the voting power represented at the meeting” is omitted from the disclosure on page 131 describing voting standards.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 141 of Amendment No. 1 to the Information Statement. The Company respectfully submits to the Staff that where the phrase “majority of the voting power represented at the meeting” was omitted from any disclosures of a required vote of the Company’s stockholders, such requirement is based on a percentage of shares outstanding, rather than the percentage of shareholders represented at a meeting.

Financial Statements

Note 2. Summary of Significant Accounting Policies

Cash and Cash Equivalents, page F-9

30.	We note that cash equivalents include marketable securities with original maturities of three months or less. Tell us whether these securities meet the definition of highly liquid investments as defined in ASC 230-10-20. If so, please revise this note to so indicate.

Response: The Company respectfully submits to the Staff that cash balances consist only of cash on hand and do not include marketable securities. Cash and cash equivalents held by ParentCo at the corporate level were not attributed to SpinCo for any of the periods presented. Only cash amounts specifically attributable to SpinCo are reflected in the Combined Balance Sheet. Accordingly, the Company has revised its disclosure to remove references to cash equivalents and marketable securities throughout the Registration Statement.

Principles of Combination, page F-9

31.	Please clarify in the second sentence whether you are referring to all transactions and accounts or just those related to intercompany transactions and accounts.

Response: In response to the Staff’s comment, the Company has revised the “Principles of Combination” on page F-9 of Amendment No. 1 to Item 15 of the Registration Statement to clarify that it refers only to intercompany transactions and accounts.

Ms. Amanda Ravitz

U.S. Securities and Exchange Commission

March 25, 2015

Advertising and Sales Promotion Costs, page F-12

32.	Please revise future filings to disclose the total amount charged to advertising expense for each income statement presented in accordance with FASB ASC 720-35-50-1(b).

Response: In response to the Staff’s comment, the Company has revised the “Advertising and Sales Promotion Costs” on page F-11 of Amendment No. 1 to Item 15 of the Registration Statement to disclose the total amount charged to advertising expense for each income statement presented.

Note 7. Related Party Transactions and ParentCo Investment, page F-20

33.	You disclose that the combined financial statements may not include all of the actual expenses that would have been incurred had New Energizer been a standalone company during the periods presented and that actual costs would have been different. Please disclose your estimate as to what the expenses would have been on a stand-alone basis for New Energizer, that is, the cost that would have been incurred if New Energizer had operated as an unaffiliated entity for all years reported when such basis produces materially different results. Please refer to Question 2 of SAB Topic 1.B.1.

Response: The Company respectfully advises the Staff that its combined financial statements include costs that represent a reasonable allocation of a portion of expenses of ParentCo’s shared corporate functions. The Company respectfully submits to the Staff that, at this time, it is not practicable to estimate costs that would have been incurred had SpinCo been a standalone company during the periods presented. As the design of its standalone operations and shared functions continues to be defined, the Company will disclose its estimated costs to operate as a standalone company to the extent material when that estimation becomes practicable. Accordingly, the Company has revised its disclosure on page F-20 of Amendment No. 1 to Item 15 of the Registration Statement to explain it is not practicable to estimate such costs at this time.

34.	We note your disclosure that you assumed that the guarantee agreements will be terminated so you did not record a liability. Please tell us why you assumed the agreements would be terminated, when you expect to terminate the guarantee agreements and whether you intend to update this disclosure.

Response: The Company respectfully advises the Staff that the Company has not recorded a liability in connection with the guarantee of ParentCo debt by a portion of SpinCo’s operations because the Company did not believe it was probable at the financial statement dates that SpinCo would be required to act on this guarantee. Additionally, the Company and ParentCo are still evaluating their plans with respect to post-separation indebtedness, but at this time believe that each option under consideration will include a termination of the guarantee agreements in recognition of the status of the Company and ParentCo operating as separate, independent companies. Accordingly, the Company intends to revise its disclosure in subsequent amendments to the Registration Statement when such decisions are made, including to specify the treatment of such indebtedness and the related guarantees.

Ms. Amanda Ravitz

U.S. Securities and Exchange Commission

March 25, 2015

Note 11. Environmental and Legal Matters, page F-34

35.	You disclose that you believe your liabilities related to pending legal proceedings and other legal claims are not reasonably likely to be material to you taking into account established accruals for estimated liabilities. Please clarify for us whether you have made accruals for these liabilities in the reported periods and, if so, tell us how you considered the disclosures required by FASB ASC 450-20-50-1 and 50-2.

Response: In response to the Staff’s comment, the Company has clarified within its disclosure on page F-31 of Amendment No. 1 to Item 15 of the Registration Statement, the considerations and methodology applied in establishing accruals related to pending legal proceedings and other legal claims. The Company supplementally advises the Staff that the Company’s accruals for these liabilities are not material.

Note 15. Segment Information, page F-40

36.	We see the significance of your net sales to international customers in the table on page F-40. Please describe to us your consideration of the guidance from FASB ASC 280-10-50-41(a) in assessing whether you should disclose revenues attributed to any particular foreign countries.

Response: In response to the Staff’s comment, the Company has considered the guidance in ASC 280-10-50-41(a) in assessing whether it should disclose revenues attributed to any particular foreign entity, and has reviewed its results by market attributable to a foreign entity and determined that no particular foreign entity has revenues in excess of 10% of the total. Therefore, the Company respectfully submits to the Staff that it has appropriately not broken out revenues attributed to any individual foreign market entities pursuant to the guidance.

In addition to the specific responses above, the Company also informs the Staff that in the process of preparing Amendment No. 1 to the Information Statement, an error was discovered in the disclosure of total assets by segment for the North America, Latin America, EMEA and Asia Pacific segments included on page F-39 of the originally-filed Information Statement. The Company has confirmed that total segment assets were correctly stated and this error had no impact on SpinCo’s combined financial statements or any other disclosures. The Company has evaluated this error following the guidance of Staff Accounting Bulletin No. 99 and concluded that the impact of this error on the originally-filed Information Statement was immaterial. The disclosure of total assets by segment as shown on page F-36 of Amendment No. 1 to Item 15 of the Information Statement has been updated to correct this error.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Amanda Ravitz

U.S. Securities and Exchange Commission

March 25, 2015

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1347 or by email at sacohen@wlrk.com.

Sincerely,

/s/ Steven A. Cohen

Steven A. Cohen

cc:	Mark LaVigne

Energizer Holdings, Inc.